UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Trinity Place Holdings Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

      89656D101
(CUSIP Number)

Andrew L. Sole
Esopus Creek Advisors LLC
1330 Avenue of the Americas, Suite 1800
New York, NY 10019
Tel: (212) 315-1340
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 89656D101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esopus Creek Value Series Fund LP – Series A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 682,731
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 682,731
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 682,731
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.41%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esopus Creek Value Series Fund LP – Series L
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esopus Creek Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 682,731
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 682,731
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 682,731
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.41%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew L. Sole
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 170,746
	8	SHARED VOTING POWER 682,731
	9	SOLE DISPOSITIVE POWER 170,746
	10	SHARED DISPOSITIVE POWER 682,731
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 853,477
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.27%
14	TYPE OF REPORTING PERSON IN

This Amendment to Schedule 13D is filed with respect to the 682,731 shares of Common Stock, par value $0.01 per share (“Common Stock”), of Trinity Place Holdings Inc. (the “Issuer”) held by Esopus Creek Value Series Fund LP - Series A and the 170,746 shares of Common Stock of the Issuer held by Andrew L. Sole.  This Statement amends the Schedule 13D initially filed by the Reporting Persons identified below on September 24, 2012, as amended on January 18, 2013, as amended on February 19, 2013, as amended on April 2, 2013, as amended on April 23, 2013, as amended on April 29, 2013, as amended on June 19, 2013, as amended on July 8, 2013 and as amended on April 9, 2014 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

Esopus Creek Value Series Fund LP - Series A spent $1,700,000.19 to acquire its shares of the Common Stock. The funds used to purchase Common Stock were obtained from a combination of the general working capital of the fund and margin account borrowings made in the ordinary course of business, although the fund cannot determine whether any funds allocated to purchase the Issuer’s Common Stock were obtained from any margin account borrowings.

Mr. Sole spent $1,089,057.14 of his personal funds to acquire his shares of the Common Stock, excluding the shares of Common Stock received in the Distribution defined and described in Item 5(c) below.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a)   Esopus Creek Value Series Fund LP - Series A owns 682,731 shares of Common Stock, representing approximately 3.41% of the Issued and Outstanding Shares.

As a result of the Distribution defined and described in Item 5(c) below, Esopus Creek Value Series Fund LP - Series L no longer owns any shares of Common Stock.

Esopus Advisors, as general partner of Esopus Creek Value Series Fund LP - Series A, may be deemed to beneficially own the 682,731 shares of Common Stock owned by Esopus Creek Value Series Fund LP - Series A, representing approximately 3.41% of the outstanding shares of Common Stock.

Mr. Sole, as a managing member of Esopus Creek Value Series Fund LP - Series A, may be deemed to beneficially own the 682,731 shares of Common Stock owned by Esopus Creek Value Series Fund LP - Series A, and an additional 170,746 shares of Common Stock that he personally owns, representing in the aggregate approximately 4.27% of the outstanding shares of Common Stock.

Collectively, the Reporting Persons may be deemed to beneficially own 853,477 shares of Common Stock, representing approximately 4.27% of the outstanding shares of Common Stock.

(b) The Esopus Funds, Esopus Advisors and Mr. Sole share the power to vote and to direct the vote and the power to dispose and to direct the disposition of the 682,731 shares of Common Stock owned by the Esopus Funds. Mr. Sole has sole voting and dispositive power with respect to the 170,746 shares of Common Stock owned by him personally.

(c) On June 13, 2014, Esopus Creek Value Series Fund LP - Series L conducted a pro-rata, in-kind distribution for no additional consideration of the 366,229 shares of Common Stock owned by it to its limited partners (the “Distribution”). In connection with the Distribution, Mr. Sole received 78,546 shares of Common Stock.

(d) - Not applicable.

(e) Effective June 13, 2013, the Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of Common Stock of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the below certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2014

ESOPUS CREEK VALUE SERIES FUND LP - SERIES A
By:	Esopus Creek Advisors LLC, as General Partner

	By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

ESOPUS CREEK VALUE SERIES FUND LP - SERIES L
By:	Esopus Creek Advisors LLC, as General Partner

	By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

ESOPUS CREEK ADVISORS LLC

By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

/s/ Andrew L. Sole
Andrew L. Sole